   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 2002

                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                NETEGRITY, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)
                                   04-2911320
                                (I.R.S. Employer
                              Identification No.)

                                52 SECOND AVENUE
                               WALTHAM, MA 02451
                                 (781) 890-1700
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------
                                  BARRY BYCOFF
                            CHIEF EXECUTIVE OFFICER
                                NETEGRITY, INC.
                                52 SECOND AVENUE
                               WALTHAM, MA 02451
                                 (781) 890-1700
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:
                             JOHN A. BURGESS, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                           TELEPHONE: (617) 526-6000
                            TELECOPY: (617) 526-5000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] 333-
---------------.

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] 333-
---------------.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
                                                   AMOUNT TO          OFFERING PRICE         AGGREGATE           REGISTRATION
      TITLE OF SHARES TO BE REGISTERED           BE REGISTERED         PER SHARE(1)      OFFERING PRICE(1)           FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share.......      2,499,968              $13.62            $34,049,564             $3,133
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on February 8, 2002.

    THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS NAMED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDERS NAMED IN THIS PROSPECTUS ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 2002

PROSPECTUS

                                NETEGRITY, INC.

                        2,499,968 SHARES OF COMMON STOCK

                             ---------------------

     This prospectus relates to resales of shares of common stock that we previously issued to the former shareholders of DataChannel, Inc. in connection with our acquisition of that company.

     We will not receive any proceeds from the sale of the shares.

     The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

     Our common stock is traded on the Nasdaq National Market under the symbol "NETE." On February 8, 2002, the closing sale price of the common stock on Nasdaq was $13.59 per share. You are urged to obtain current market quotations for the common stock.

                             ---------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 2.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

        The date of this prospectus is                          , 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Netegrity, Inc..............................................    1
The Offering................................................    1
Recent Developments.........................................    1
Risk Factors................................................    2
Special Note Regarding Forward-Looking Information..........    7
Use Of Proceeds.............................................    8
Selling Stockholders........................................    8
Plan of Distribution........................................   11
Legal Matters...............................................   12
Experts.....................................................   12
Where You Can Find More Information.........................   12
Incorporation Of Certain Documents By Reference.............   13

     Netegrity, Inc.'s executive offices are located at 52 Second Avenue, Waltham, Massachusetts 02451, our telephone number is (781) 890-1700 and our Internet address is www.netegrity.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to "Netegrity," "we," "us," and "our" refer to Netegrity, Inc. and its subsidiaries.

     "Netegrity" and "SiteMinder" are our registered trademarks.

     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               PROSPECTUS SUMMARY

     This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                                NETEGRITY, INC.

     We are a leading provider of solutions for securely managing e-business relationships. Our solutions are used to secure, deliver and present documents, data, and applications through business-to-business, business-to-consumer, and Intranet portals. Our SiteMinder and Interaction Server products are part of the software infrastructure that is used to build and manage interactive e-business web sites. We call this infrastructure the Secure Relationship Management Platform. SiteMinder products manage the complex process of identifying users and assigning those users entitlements to multiple e-business applications. These assigned entitlements determine what information a user can see and what transactions a user can perform on the web site. SiteMinder products enable our customers to centrally control access to e-business portals requiring secure log-in, while distributing the administrative responsibilities to the most appropriate parties. With Interaction Server technology, customers can create personalized portals which quickly extend essential information and applications to employees, partners, and customers. Interaction Server portals use SiteMinder security functions to provide access control, single sign-on, and entitlement management capabilities. Interaction Server technology also includes portlets, or software components, providing connection between Interaction Server portals and standard enterprise applications such as enterprise resource planning and customer relationship management. Both SiteMinder and Interaction Server products are designed to be scalable and reliable, to integrate with our customers' existing systems and to accommodate emerging Internet technology. We also offer a wide range of consulting and support services that enable our customers to successfully implement our products into their organizations.

                                  THE OFFERING

Common Stock offered by
selling stockholders..........   2,499,968 shares

Use of proceeds...............   We will not receive any proceeds from the sale
                                 of shares in this offering

Nasdaq National Market
symbol........................   NETE

                              RECENT DEVELOPMENTS

     On January 30, 2002, we announced the following financial results for the fourth quarter and year ended December 31, 2001:

     Revenues were $19.1 million for the fourth quarter of 2001, a 14% increase over revenues of $16.7 million for the third quarter of 2001. Non cash software amortization charges were $153,000 and non-recurring acquired in-process research and development charges were $3.0 million. Including the after-tax effect of these charges, the reported net loss for the fourth quarter of 2001 was $(2.4) million or ($0.08) per diluted share.

     Revenues for the year ended December 31, 2001 were $86.6 million, a 60% increase over revenues of $54.0 million for the year ended December 31, 2000. The inclusion of non-cash software amortization and non-recurring acquired in-process research and development charges related to the acquisition of DataChannel resulted in net income of $1.6 million or $0.05 per diluted share for the year ended December 31, 2001 as compared to net income of $2.7 million or $0.08 per diluted share for the year ended December 31, 2000.

                                  RISK FACTORS

     Investing in our common stock involves a degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only risks facing our company. Additional risks and uncertainties not currently known or that we currently believe to be immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of your investment.

     WE HAVE INCURRED SUBSTANTIAL LOSSES AND MAY NOT BE PROFITABLE IN THE
FUTURE.

     In recent years, we have incurred substantial losses. We cannot predict if we will achieve profitability for any substantial period of time. Failure to maintain levels of profitability as expected by investors may adversely affect the market price of our common stock. In the year ended December 31, 2001, we had net income of $1.6 million. As a result of historical operating losses, at December 31, 2001, we had an accumulated deficit of approximately $20.4 million.

     DISAPPOINTING QUARTERLY RESULTS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FALL SUBSTANTIALLY.

     Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenues or operating results fall below the expectations of investors, the price of our common stock could fall substantially.

     Our quarterly revenues may fluctuate for several reasons, including the following:

     - customers choosing to delay their purchase commitments or purchase in smaller than expected quantities due to a general slowdown in the economy;

     - market acceptance of our Interaction Server, SiteMinder and related products;

     - our success in obtaining follow-on sales to existing customers;

     - the long sales and deployment cycle of our products;

     - our ability to hire and retain personnel, particularly in development, services and sales and marketing;

     - the release of new versions of SiteMinder or other products; and

     - the development of our direct and indirect sales channels.

     In addition, because our revenues from services are largely correlated with our software revenues, a decline in software revenues could also cause a decline in our services revenues in the same quarter or in subsequent quarters. Other factors, many of which are outside our control, could also cause variations in our quarterly revenues and operating results.

     Most of our expenses, such as employee compensation and rent, are relatively fixed. Moreover, our expense levels are based, in part, on our expectations regarding future revenue increases. We expect to continue to invest in all areas, particularly in research and development and sales and marketing, in order to execute our business plan. As a result, any shortfall in revenues in relation to our expectations could cause significant changes in our operating results from quarter to quarter and could result in future losses.

     OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO MARKET OUR PRODUCTS AND RELATED SERVICES SUCCESSFULLY.

     We currently derive a substantial majority of our total revenues from the sale of SiteMinder licenses and related products and services. Commercial deployments of SiteMinder products have grown to include not only business-to-business and e-business applications, but large intranet and multi-million user business-to consumer deployments, as well. Broad market acceptance of our products will depend on the development of the market for access control and identity management, including usage of our products for software business-to-consumer applications, and customer demand for the specific functionality of our products. Market acceptance for our products, and customer demand for the services they provide, may not develop.

     Our ability to develop the market for our products depends in part on our ability to provide support service on a 24 hour per day/7 days per week basis. Any damage or disruptions to our service centers, including the recently opened service center in Malaysia, whether as a result of terrorism or some other cause, could seriously impact our ability to provide the necessary service to our customers and fulfill our service contracts.

     There are currently very few commercial deployments of our Interaction Server. Broad market acceptance of Interaction Server and related services will depend on continued development of the enterprise portal market, and consequent customer demand for the specific functionality of Interaction Server. If we fail in marketing our products and services, for whatever reason, our business will be harmed.

     OUR SUCCESS IS DEPENDENT ON OUR ABILITY TO ENHANCE OUR PRODUCT LINES AND DEVELOP NEW PRODUCTS.

     We believe our success is dependent, in large part, on our ability to enhance and broaden our product lines to meet the evolving needs of both the business-to-business intranet and business-to-consumer market. We may be unable to respond effectively to technological changes or new industry standards or developments. In the past, we have been forced to delay introduction of several new product versions. In the future, we could be adversely affected if we incur significant delays or are unsuccessful in enhancing our product lines or developing new products, or if any of our enhancements or new products do not gain market acceptance.

     OUR PERFORMANCE DEPENDS ON OUR ABILITY TO OBTAIN FOLLOW-ON SALES.

     Customers typically place small initial orders for a Netegrity product installation to allow them to evaluate its performance. Our strategy is to pursue more significant follow-on sales after these initial installations. Our financial performance depends on successful initial deployments of our products that, in turn, lead to follow-on sales. If the initial deployments of our products are not successful, we may be unable to obtain follow-on sales.

     WE FACE SIGNIFICANT COMPETITION FROM OTHER TECHNOLOGY COMPANIES AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     The market for access control, identity management and portal products and services is highly competitive. We expect the level of competition to increase as a result of the anticipated growth of e-business. Our primary competitors include IBM, RSA/Securant, Entrust, Open Network Technology, Plumtree, Epicentric, BEA, Oblix and many early-stage companies. In addition, a number of other security and software companies have indicated that they offer products which may compete with ours. We also face competition from web development professional services organizations. We expect that additional competitors will emerge in the future. Current and potential competitors have established, or may in the future establish, cooperative relationships with third parties to increase the availability of their products to the marketplace. It is possible that new competitors or alliances may emerge and rapidly acquire significant market share. Potential competitors may have significantly greater financial, marketing, technical and other competitive resources than we have. If, in the future, a competitor chooses to bundle a competing secure user management product with other e-commerce applications, the demand for our products might be substantially reduced. Because of these factors, many of which are out of our control, we may be unable to maintain or enhance our competitive position against current and future competitors.

     REGULATIONS OR CONSUMER CONCERNS REGARDING THE USE OF "COOKIES" ON THE INTERNET COULD REDUCE THE EFFECTIVENESS OF OUR SITEMINDER PRODUCTS.

     Our SiteMinder products use cookies to support their single sign-on functionality. A cookie is information keyed to a specific user that is stored on the hard drive of the user's computer, typically without the user's knowledge. Cookies are generally removable by the user, and can be refused by the user at the point at which the information would be stored on the user's hard drive. A number of governmental bodies and commentators in the United States and abroad have urged passage of laws limiting or abolishing the use of cookies. The passage of laws limiting or abolishing the use of cookies, or the widespread deletion or refusal of cookies by web site users, could reduce or eliminate the effectiveness of SiteMinder's single sign-on functionality and could reduce market demand for our SiteMinder products.

     WE MAY BE UNABLE TO HIRE AND RETAIN SKILLED PERSONNEL.

     Qualified personnel are in great demand throughout the software industry. Our success depends, in large part, upon our ability to attract, train, motivate and retain highly skilled employees, particularly software engineers, professional services personnel, sales and marketing personnel and other senior personnel. Our failure to attract and retain the highly trained technical personnel that are integral to our product development, professional services and direct sales teams may limit the rate at which we can generate sales and develop new products or product enhancements. This could have a material adverse effect on our business, operating results and financial condition.

     OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP OUR DIRECT SALES AND INDIRECT DISTRIBUTION CHANNELS.

     To increase our revenues, we must develop our direct sales channel and increase the number of our indirect channel partners. There is intense competition for sales personnel in our business, and we cannot be sure that we will be successful in attracting, integrating, motivating and retaining sales personnel. In addition, we must increase the number of strategic partnerships and other third-party relationships with system integrators, vendors of Internet-related systems and application software and resellers. Our existing, or future, channel partners may choose to devote greater resources to marketing and supporting the products of other companies or conflicts may develop among our sales force and channel partners. If we fail to develop these relationships or these relationships do not result in successful partnerships, our revenue could suffer.

     WE RELY ON THIRD PARTY TECHNOLOGY TO ENHANCE OUR PRODUCTS.

     We incorporate into our products software licensed from third-party software developers that enhance and enable the functionality of our product. Third-party software may not continue to be available on commercially reasonable terms or with acceptable levels of support, or at all. Failure to maintain those license arrangements or defects and errors in those third-party products could delay or impair our ability to develop and sell our products.

     OUR FAILURE TO EXPAND OUR PROFESSIONAL SERVICES RESOURCES COULD LIMIT OUR ABILITY TO INCREASE OUR PRODUCT SALES.

     Our professional services organization and our system integrators provide critical support to our customers' installation and deployment of our products. If we fail to expand our professional services resources and/or adequately develop our system integrator relationships, our ability to increase products sales may be limited. In addition, if we cannot adequately support product installations, our customers' use of our products may fail, which could harm our reputation and hurt our business.

     OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT TO PREDICT OUR QUARTERLY OPERATING RESULTS.

     We have a long sales cycle because we generally need to educate potential customers regarding the use and benefits of our products. The length of our sales cycle varies depending on the size and type of customer contemplating a purchase and whether we have conducted business with a potential customer in the past. In addition, these potential customers frequently need to obtain approvals from multiple decision makers prior to making purchase decisions. Our long sales cycle, which can range from several weeks to several months or more, makes it difficult to predict the quarter in which sales will occur. Delays in sales could cause significant variability in our revenues and operating results for any particular period.

     OUR FAILURE TO MANAGE OUR RAPID GROWTH EFFECTIVELY COULD HURT OUR BUSINESS.

     Our failure to manage our rapid growth effectively could have a material adverse effect on the quality of our products, our ability to retain key personnel and our business, operating results and financial condition. We have been experiencing a period of rapid growth that has been placing a significant strain on all of our resources. From December 31, 2000 to December 31, 2001, we increased the number of our employees from 292 to 486. We may experience similar growth in the future. To manage recent and future growth effectively we must maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations.

     IF WE LOSE THE SERVICES OF BARRY BYCOFF OR ANY OTHER MEMBER OF OUR MANAGEMENT TEAM, OUR BUSINESS COULD SUFFER.

     Our future success depends, to a significant degree, on the skill, experience and efforts of Barry Bycoff, our chief executive officer, and the rest of our management team. The loss of any member of our management team or the inability of our officers and key employees to work effectively as a team could have a material adverse effect on our business, operating results and financial condition.

     AS WE CONTINUE TO EXPAND OUR INTERNATIONAL OPERATIONS, WE WILL FACE CONTINUED RISKS TO OUR SUCCESS.

     We intend to continue to expand our international operations in the future. This expansion will require additional resources and management attention, and will subject us to increased regulatory, economic and political risks. We have limited experience in international markets and we cannot be sure that our continued expansion into global markets will be successful. In addition, we will face increased risks in conducting business internationally. These risks could reduce demand for our products and services, increase the prices at which we can sell our products and services, or otherwise have an adverse effect on our operating results. Among the risks we believe are most likely to affect us are:

     - longer decision making cycles;

     - longer payment cycles and problems in collecting accounts receivable;

     - adverse changes in trade and tax regulations, including restrictions on the import and export of sensitive technologies, such as encryption technologies, that we use or may wish to use in our software products;

     - the absence or significant lack of legal protection for intellectual property rights;

     - difficulties in managing an organization spread over several countries, including complications arising from cultural, language and time differences that may lengthen sales and implementation cycles;

     - currency risks, including fluctuations in exchange rates;

     - political and economic instability;

     - increased use of contractors on a global basis for both professional services and development work, as business requirements dictate, which may result in increased cost of services and/or less control; and

     - disruptions caused by terrorist activities in various regions around the world.

     OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY RIGHTS.

     Our success depends to a significant degree upon the protection of our software and other proprietary technology. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. This could have a material adverse effect on our business, operating results and financial condition. We depend upon a combination of patent, trademark, trade secret and copyright laws, license agreements and non-disclosure and other contractual provisions to protect proprietary and distribution rights in our products. In addition, we attempt to protect our proprietary information and the proprietary information of our vendors and partners through confidentiality and/or license agreements with our employees and others. Although we have taken steps to protect our proprietary technology, they may be inadequate. Existing trade secret, copyright and trademark laws offer only limited protection. Moreover, the laws of other countries in which we market our products may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive, even if we were to prevail.

     CLAIMS BY OTHER COMPANIES THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HURT OUR FINANCIAL CONDITION.

     If we discover that any of our products violated third party proprietary rights, there can be no assurance that we would be able to reengineer our product or to obtain a license on commercially reasonable terms to continue offering the product without substantial reengineering. We do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technology environment in which there may be numerous patent applications pending for similar technologies, many of which are confidential when filed. Any claim of infringement, even if invalid, could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could have a material adverse effect on our business, operating results and financial condition.

     OUR BUSINESS COULD BE ADVERSELY AFFECTED IF OUR PRODUCTS CONTAIN ERRORS.

     Software products as complex as ours may contain undetected errors or "bugs" that result in product failures. The occurrence of errors could result in loss of, or delay in, revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, or damage to our efforts to build brand awareness, any of which could have a material adverse effect on our business, operating results and financial condition.

     WE COULD INCUR SUBSTANTIAL COSTS RESULTING FROM PRODUCT LIABILITY CLAIMS RELATING TO OUR CUSTOMERS' USE OF OUR PRODUCTS.

     Many of the e-commerce applications supported by our products are critical to the operations of our customers' businesses. Any failure in a customer's web site or application caused or allegedly caused by our products could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although we maintain general liability insurance, including coverage for errors and omissions, we cannot be sure that our existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

     OUR ACQUISITION OF OTHER COMPANIES MAY INCREASE THE RISKS WE FACE.

     On December 14, 2001, we acquired DataChannel, Inc., a privately held Washington corporation. In the future, we may pursue other acquisitions to obtain complementary products, services and technologies. DataChannel and any such other acquisition may not produce the revenues, earnings or business synergies that we anticipated, and an acquired product, service or technology might not perform as we expected. In pursuing any acquisition, our management could spend a significant amount of time and effort in identifying and completing the acquisition. If we complete an acquisition, we would probably have to devote a significant amount of management resources to integrate the acquired business with our existing business. To pay for an acquisition, we might use our stock or cash. Alternatively, we might borrow money from a bank or other lender. If we use our stock, our stockholders would experience dilution of their ownership interests. If we use cash or debt financing, our financial liquidity will be reduced.

     THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     Our stock price, like that of other technology companies, has been extremely volatile. The announcement of new products, services, technological innovations or distribution partners by us or our competitors, quarterly variations in our operating results, changes in revenues or earnings estimates by securities analysts and speculation in the press or investment community are among the factors affecting our stock price.

     The stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. Recently, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

     The events of September 11, 2001 and their aftermath have also caused significant volatility in the stock markets. The continued threat of terrorism in the United States and abroad, the resulting military action and heightened security measures undertaken in response to that threat can be expected to cause continued volatility in securities markets.

     WE MAY LOSE MONEY ON FIXED-PRICE CONSULTING CONTRACTS.

     In the future, an increased portion of our services revenues may be derived from fixed-price contracts. We work with complex technologies in compressed time frames and it can be difficult to judge the time and resources necessary to complete a project. If we miscalculate the resources or time we need to complete work under fixed-price contracts, our operating results could be materially harmed.

     CERTAIN PROVISIONS OF OUR CHARTER AND OF DELAWARE LAW MAKE A TAKEOVER OF OUR COMPANY MORE DIFFICULT.

     Our corporate documents and Delaware law contain provisions that might enable our management to resist a takeover of our company. These provisions might discourage, delay or prevent a change in the control of Netegrity or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors", that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements except as otherwise required by law.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares by the selling stockholders.

     The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

                              SELLING STOCKHOLDERS

     We issued the shares of common stock covered by this prospectus in a private placement in connection with our acquisition of DataChannel in December 2001. The following table sets forth, to our knowledge, certain information about the selling stockholders as of February 8, 2002.

     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                                               SHARES OF                              SHARES OF
                                              COMMON STOCK                         COMMON STOCK TO
                                              BENEFICIALLY                         BE BENEFICIALLY
                                              OWNED PRIOR          NUMBER OF         OWNED AFTER
                                             TO OFFERING(1)        SHARES OF       OFFERING(1)(2)
                                          --------------------   COMMON STOCK    -------------------
NAME OF SELLING STOCKHOLDER               NUMBER    PERCENTAGE   BEING OFFERED   NUMBER   PERCENTAGE
---------------------------               -------   ----------   -------------   ------   ----------
2180 Associates Fund V, L.P. ...........    3,415       *             3,415        0          0
2180 Associates Fund VII, L.P. .........    2,796       *             2,796        0          0
Alden S. Miller.........................      728       *               728        0          0
AT&T Corp. .............................  166,617       *           166,617        0          0
Bear Stearns Securities Corporation
  f/b/o David Pollock IRA No.
  72290322..............................   11,696       *            11,696        0          0
Brobeck Phleger & Harrison LLP .........    5,414       *             5,414        0          0
Brookside Capital Partners Fund,
  L.P. .................................   83,308       *            83,308        0          0
Carla Corkern(3)........................    2,348       *             2,348        0          0
Cisco Systems, Inc......................  160,369       *           160,369        0          0
Daniel Lynch(4).........................   18,785       *            18,785        0          0
David D. Pool(3)(4)(5)..................  171,114       *           171,114        0          0
David Huryn(3)..........................       46       *                46        0          0
DB Capital Investors, L.P.(6)...........  166,617       *           166,617        0          0
Deloitte Consulting LLC ................   41,654       *            41,654        0          0
Encompass...............................  108,293       *           108,293        0          0
Gary Gigot..............................   22,222       *            22,222        0          0
George Kondrach(3)......................    2,348       *             2,348        0          0
Henry David Kenyon......................   11,931       *            11,931        0          0
International Business Machines
  Corporation...........................   83,308       *            83,308        0          0
James E. Lyle...........................       87       *                87        0          0
Jeanette Krull..........................        4       *                 4        0          0
Jeff Bell...............................    1,224       *             1,224        0          0
Jeff Lavinder...........................        9       *                 9        0          0
John Dieckman...........................       50       *                50        0          0

                                               SHARES OF                              SHARES OF
                                              COMMON STOCK                         COMMON STOCK TO
                                              BENEFICIALLY                         BE BENEFICIALLY
                                              OWNED PRIOR          NUMBER OF         OWNED AFTER
                                             TO OFFERING(1)        SHARES OF       OFFERING(1)(2)
                                          --------------------   COMMON STOCK    -------------------
NAME OF SELLING STOCKHOLDER               NUMBER    PERCENTAGE   BEING OFFERED   NUMBER   PERCENTAGE
---------------------------               -------   ----------   -------------   ------   ----------
John Dimmer.............................  219,084       *           219,084        0          0
John Tigue..............................      187       *               187        0          0
Karthikeyan Balasubramanian.............       58       *                58        0          0
Lazarus Family Investments..............   22,222       *            22,222        0          0
Mary Frances Smith(3)...................       42       *                42        0          0
Masataka Okuda..........................    6,248       *             6,248        0          0
Morgan Enterprises(7)...................    7,262       *             7,262        0          0
Pool Enterprises LLC ...................   25,715       *            25,715        0          0
Raj Mehra...............................      416       *               416        0          0
Randall Gordon..........................      204       *               204        0          0
Robert K. & Lucie J. Fjeldstad 1997
  Revoc. Trust(8).......................   61,305       *            61,305        0          0
Selena Bauer............................       11       *                11        0          0
Sunny Lauritzen.........................       87       *                87        0          0
Suzan Martignetti.......................      728       *               728        0          0
TCI Club................................    5,848       *             5,848        0          0
Therese Mrozek..........................      832       *               832        0          0
Tim P. Gelinas..........................    8,330       *             8,330        0          0
Trans Cosmos USA, Inc. .................  108,293       *           108,293        0          0
UMB Bank Custodian For Van Wagoner
  Funds.................................  429,961    1.3%           429,961        0          0
U.S. Venture Partners V, L.P............  109,790       *           109,790        0          0
U.S. Venture Partners VII, L.P..........  134,259       *           134,259        0          0
USVP V Entrepreneur Partners, L.P.......    2,683       *             2,683        0          0
USVP V International, L.P...............    6,099       *             6,099        0          0
USVP Entrepreneur Partners VII-A,
  L.P...................................    1,398       *             1,398        0          0
USVP Entrepreneur Partners VII-B,
  L.P. .................................    1,398       *             1,398        0          0
Van Wagoner Capital Partners, L.P. .....    4,178       *             4,178        0          0
Van Wagoner Crossover Fund, L.P. .......  190,676       *           190,676        0          0
Weiss, Peck & Greer, LLC. ..............   41,237       *            41,237        0          0
William Noland..........................      999       *               999        0          0
XMLFund LLC ............................   39,771       *            39,771        0          0
Yasuki Matsumoto........................    6,248       *             6,248        0          0
Zahid Patel.............................       16       *                16        0          0

---------------

 *  Less than one percent.

(1) Of the total shares of common stock listed as owned by the selling stockholders, a total of 250,001 shares are held in an escrow account to secure indemnification obligations of the former stockholders of DataChannel to us. It is expected that these shares (less any shares that may be distributed from the escrow account to us in satisfaction of indemnification claims) will be released from escrow and distributed to the selling stockholders on December 14, 2002. The number of shares indicated as owned by each selling stockholder includes those shares (representing approximately 10% of the number of shares listed as beneficially owned by each selling stockholder) which such selling stockholder is entitled to receive upon distribution of these shares from the escrow account.

(2) We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3) Employees or former employees of Netegrity and/or DataChannel.

(4) Former directors of DataChannel.

(5) Excludes 39,771 shares of Netegrity common stock owned by XML Fund, LLC, a Washington limited liability company of which David Pool is the manager and of which he owns a majority of the equity interests.

(6) DB Capital Investors, L.P. is an indirect wholly owned subsidiary of Deutsche Bank AG. The address for DB Capital Investors, L.P. is 31 West 52nd Street, 26(th) Floor, New York, NY 10019.

(7) Morgan Enterprises is a Washington partnership consisting of Michael D. Dwyer, Thomas E. Grohman, Jim D. Johnston and Michael E. Morgan, each of whom is a partner at the law firm of Lane Powell Spears Lubersky, LLP. Prior to our acquisition of DataChannel, Lane Powell Spears Lubersky acted as legal counsel to DataChannel.

(8) Lucie J. Fjeldstad was formerly President, Chief Executive Officer and a director of DataChannel.

     None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years, except that the selling stockholders indicated have been employed by us and/or DataChannel or were members of the DataChannel board of directors. In connection with our acquisition of DataChannel, we entered into employment offer letters with Lucie Fjeldstad, formerly President and Chief Executive Officer of DataChannel, and James Beach, formerly Chief Financial Officer of DataChannel, under which each agreed to perform certain services for us through June 14, 2002.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

     - in privately negotiated transactions; and

     - in options transactions.

     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. To the extent permitted by law, the selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

     In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (ii) December 14, 2002.

                                 LEGAL MATTERS

     The validity of the shares offered by this prospectus has been passed upon by Hale and Dorr LLP.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Netegrity, Inc. for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of DataChannel at December 31, 2000, and for the year then ended, included in Netegrity, Inc.'s Current Report on Form 8-K/A filed on February 12, 2002 with the Securities and Exchange Commission, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about DataChannel's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of DataChannel, Inc. and subsidiary as of and for the year ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein on reliance upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC requires us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus.

     (1) Our Annual Report on Form 10-K for the year ended December 31, 2000;

     (2) Our Current Report on Form 8-K filed on March 16, 2001;

     (3) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     (4) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

     (5) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, as amended by a Quarterly Report on Form 10-Q/A filed on December 4, 2001;

     (6) Our Current Report on Form 8-K filed on October 29, 2001;

     (7) Our Current Report on Form 8-K filed on December 24, 2001, as amended by a Current Report on Form 8-K/A filed on February 12, 2002;

     (8) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

     (9) The description of our common stock contained in our Registration Statement on Form 8-A filed on December 6, 1988, as amended by a Form 8-A/A filed on December 13, 1988, and as updated by a Current Report on Form 8-K filed on February 12, 2002.

     You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

           Netegrity, Inc.
           52 Second Avenue
           Waltham, MA 02451
           Attention: Barry N. Bycoff
           Telephone: (781) 890-1700

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Netegrity, Inc. (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee -- Securities and Exchange Commission............   $ 3,133
Legal fees and expenses.....................................   $30,000
Accounting fees and expenses................................   $10,000
Miscellaneous expenses......................................   $ 5,000
                                                               -------
          Total Expenses....................................   $48,133
                                                               =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Netegrity, Inc. ("Netegrity") has included such a provision in its Restated Certificate of Incorporation.

     Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Article Eighth of the Restated Certificate of Incorporation of Netegrity provides that if the General Corporation Law of the State of Delaware is amended in the future to expand the indemnification permitted to directors, Netegrity must indemnify those persons to the fullest extent permitted by such law. Article Eighth further provides that any repeal or modification of Article Eighth may not increase the personal liability of any director of Netegrity for any act or occurrence taking place prior to that time.

     Article Eighth of the Restated Certificate of Incorporation of Netegrity, Inc. further provides that a director or officer of Netegrity will be indemnified by Netegrity to the fullest extent authorized by the General Corporation Law of the State of Delaware against all expense, liability and loss reasonably incurred or suffered by him or her (the "indemnitee") in connection with any action, suit or proceeding in which he or she is made a party or is threatened to be made a party by reason of the fact that he or she is or was a director, officer or employee of Netegrity, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity while serving as a director, officer, employee or agent. With respect to proceedings to enforce rights to indemnification, Netegrity will indemnify indemnitees in connection with a proceeding initiated by him or her only if the proceeding was authorized by the Board of Directors of Netegrity. The right to indemnification conferred is a contract right and includes the right to be paid by Netegrity the expenses incurred in defending any such proceeding in advance of its final disposition.

     Article V of the Amended and Restated By-Laws of Netegrity provides with respect to third party action that Netegrity will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of Netegrity, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.
Article V further provides with respect to derivative actions that Netegrity will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Netegrity to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of Netegrity against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit.

     Article V of the Amended and Restated By-Laws of Netegrity further provides that Netegrity will advance all expenses incurred by the indemnitee in connection with the investigation, defense, settlement or appeal of any proceeding to which the indemnitee is a party or is threatened to be made a party by reason of the fact that the indemnitee is or was an agent of Netegrity within 30 days of a written request by the indemnitee. The indemnitee must repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified.

     Article V of the Amended and Restated By-Laws of Netegrity, Inc. is not exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. The indemnification continues after a person has ceased to be a director, officer, employee or agent. Netegrity may also indemnify any person who is or was a director, officer, employee or agent of a corporation absorbed in a consolidation or merger with Netegrity in the same manner as it may indemnify any person who is or was a director, officer, employee or agent of Netegrity.

     Article V of the Amended and Restated By-Laws of Netegrity further provides that Netegrity, Inc. may, to the full extent provided by law, indemnify any person for any act or omission of such person against all loss, cost, damage and expense if such person is determined to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of Netegrity.

     Netegrity has purchased directors' and officers' liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  3.1          Restated Certificate of Incorporation, as amended, of the
               Registrant.
  3.2          Amended and Restated By-laws, as amended, of the Registrant.
  5.1          Opinion of Hale and Dorr LLP.
 23.1          Consent of PricewaterhouseCoopers LLP.
 23.2          Consent of Ernst & Young LLP, Independent Auditors
 23.3          Consent of Arthur Andersen, LLP.
 23.4          Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.
 24.1          Power of Attorney (See page II-4 of this Registration
               Statement).

ITEM 17.  UNDERTAKINGS.

     Item 512(a) of Regulation S-K. The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

          (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Item 512(b) of Regulation S-K. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on February 11, 2002.

                                          NETEGRITY, INC.

                                          By:      /s/ BARRY N. BYCOFF
                                            ------------------------------------
                                                      Barry N. Bycoff
                                               President and Chief Executive
                                                           Officer

                        SIGNATURES AND POWER OF ATTORNEY

     We, the undersigned officers and directors of Netegrity, Inc., hereby severally constitute and appoint Barry N. Bycoff and M. Colette Cooke, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Netegrity, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                     TITLE                       DATE
                    ---------                                     -----                       ----

               /s/ BARRY N. BYCOFF                      President, Chief Executive      February 11, 2002
 ------------------------------------------------    Officer and Director (Principal
                 Barry N. Bycoff                            Executive Officer)


                /s/ REGINA SOMMER                      Chief Financial Officer and      February 11, 2002
 ------------------------------------------------     Treasurer (Principal Financial
                  Regina Sommer                      Officer and Principal Accounting
                                                                 Officer)


               /s/ PAUL F. DENINGER                              Director               February 11, 2002
 ------------------------------------------------
                 Paul F. Deninger


                /s/ ERIC R. GILER                                Director               February 11, 2002
 ------------------------------------------------
                  Eric R. Giler


             /s/ LAWRENCE D. LENIHAN                             Director               February 11, 2002
 ------------------------------------------------
               Lawrence D. Lenihan

                    SIGNATURE                                     TITLE                       DATE
                    ---------                                     -----                       ----


                                                                 Director               February   , 2002
 ------------------------------------------------
                 Ralph B. Wagner


               /s/ MICHAEL L. MARK                               Director               February 11, 2002
 ------------------------------------------------
                 Michael L. Mark

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  3.1          Restated Certificate of Incorporation, as amended, of the
               Registrant.
  3.2          Amended and Restated By-laws, as amended, of the Registrant.
  5.1          Opinion of Hale and Dorr LLP.
 23.1          Consent of PricewaterhouseCoopers LLP.
 23.2          Consent of Ernst & Young LLP, Independent Auditors
 23.3          Consent of Arthur Andersen, LLP.
 23.4          Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.
 24.1          Power of Attorney (See page II-4 of this Registration
               Statement).